File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

RECEIVED

2005 JUL 29 P 2:2

21 July 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

05010038

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
JUL 29 2005
THOMSON
FINANCIAL

dlw 7/29

Stock Exchange Announcement
For Release Thursday 21 July 2005 @ 0700

Severn Trent Plc announces today that, by mutual agreement, Mr Mark Wilson, Group Finance Director, will stand down from the Severn Trent Plc Board by the end of the year.

The Board has decided that this change will enable Colin Matthews, Group Chief Executive, to continue developing his new management team. Mark has agreed to stay in post until after the interim results scheduled for 6 December 2005.

Sir John Egan, Chairman, said: "We are very grateful to Mark for all the work he has done first with Severn Trent Water, then the whole Group and now for helping to ensure a smooth succession process. He has made a significant contribution to the Group's success. We wish him well in his future career."

Mr Mark Wilson said: "I have had a tremendous 10 years at the heart of three regulatory reviews in Severn Trent Water, and I am proud to have made a contribution to the Water Company's significant progress over that period. I am also pleased to have smoothly managed the Group Finance role during a period of significant management transition. It is now time for me to refresh my own objectives and career."

A full search process will now start to find a replacement for Mark, and an announcement will be made in due course.

For further information please contact:

Peter Gavan
Director of Corporate Affairs, Severn Trent Plc on 0121 722 4310

END